EXHIBIT 12

Computation of Ratios of Earnings to Fixed Charges

	2002	2001	2000	1999
Income before Income Taxes	$214,743	$191,897	189,741	$187,396
Fixed Charges:
Interest Expense	322,261	480,240	517,754	384,891
1/3 Rent Expense	7,511	6,222	5,661	4,943

Total Fixed Charges	329,772	486,462	523,415	389,834
Total	$544,515	$678,359	$713,156	$577,230
Ratio of Earnings to Fixed Charges	1.65%	1.39%	1.36%	1.48%
Interest on Deposits	$185,520	$323,499	$359,460	$279,166
Ratio of Earnings to Fixed Charges excluding interest on deposits	2.49%	2.18%	2.16%	2.69%